SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

NET

O MUNDO É DOS NETS.

Earnings Release

1Q09

IR Contact

(5511) 2111-2721 | ri@netservicos.com.br | http://ri.netservicos.com.br

Latibex ITAG IGC NASDAQ NET4 NOVO MERCADO

NETC4: R$ 17.90/share (Bovespa)
 NETC: US$ 8.05/ADR (Nasdaq)
XNET: EUR 6.03/share (Latibex)
Total shares: 342,963,601
Market Capitalization: R$ 6.1 billion
Closing price: 04/27/2009

1Q09 Earnings Release

São Paulo, April 28, 2009 – Net Serviços de Comunicação S.A. (Bovespa: NETC3 and NETC4; NASDAQ: NETC; and Latibex: XNET), the largest cable company in Brazil and one of the largest in Latin America with integrated services that include Pay TV (“NET”), Digital Video (“NET Digital”), High Definition Digital Video (“NET Digital HD”), bidirectional broadband internet access (“NET Vírtua”) and voice (“NET Fone via Embratel”), today announces its results for the first quarter of 2009 (“1Q09”).

Except where stated otherwise, the following financial and operating information is in accordance with Brazilian corporate legislation (“BR GAAP”) on a consolidated, pro-forma and unaudited basis, including the operating and financial results of BIGTV as of December 29, 20081. Financial information according to US GAAP is shown in the footnotes. The differences between the figures in BR GAAP and US GAAP is due to the 33% decline of the Brazilian Real against the US Dollar between 1Q08 and 1Q09 and the different accounting principles involved, which are discussed in the section “Main Accounting Differences between BR GAAP and US GAAP”.

Consolidated Financial Results	1Q09	1Q08	1Q08 x 1Q09
(R$ million, excepted otherwise indicated)

Net Revenue	1,082	830	30%
EBITDA(a)	284	225	26%
EBITDA Margin	26%	27%
Net Income	82	34	140%

Net Debt	1,162	544	114%
Net Debt / EBITDA (last 12 months)	1.12 x	0.65 x
Net Debt / EV(b)	0.17 x	0.08 x
Operating Highlights
Homes Passed (thousand)	10,327	9,078	14%
Bidirectional Homes Passed (thousand)	7,666	6,609	16%
Pay TV Client base (c) (thousand)
Connected Clients	3,347	2,561	31%
Penetration over Homes Passed	32%	28%
Churn Rate – last 12 months	15.0%	15.9%
Digital	956	655	46%
Broadband Client Base(d) (thousand)
Connected Clients	2,452	1,588	54%
Penetration over Bidirectional Homes Passed	32%	24%
Churn Rate – last 12 months	19.2%	17.9%
Voice Service Client Base (thousand)
Connected Clients	2,058	811	154%
Revenue Generating Units(e) (thousand)	8,813	5,614	57%
Client ARPU (R$/households) (f)	132.98	133.13	0%

(a) EBITDA does not represent an accounting item or cash flow for the periods in question. It should, therefore, not be considered an alternative measure for net income (loss), as an indicator of operating performance or as an alternative to cash flow as a source of liquidity. In addition, the definition of EBITDA may not be comparable to that adopted by other companies.
(b) Enterprise value calculated based on the price of preferred shares at the end of the respective quarters, multiplied by the total number of shares, plus net debt on the same date.
(c) Pay TV client base in 1Q09 includes 112,000 BIGTV’s subscribers.
(d) Broadband client base in 1Q09 includes 68,000 BIGTV’s subscribers.
(e) Sum of Pay TV, Digital Video, Broadband and Voice services.
(f) Composed of the sum of gross revenues from subscriptions, PPV and other service-related revenues, divided by the average connected households.

____________________
1 BIGTV’s numbers are included in the financial and operating information of 1Q09 but not in the financial and operating information of 1Q08.

1Q09 Earnings Release
April 28, 2009

EXECUTIVE SUMMARY

The Company’s performance in 1Q09 remained in line with its strategy of accelerated growth despite the slowdown in Brazil’s economy. Studies show that when economy slows down, home entertainment, communication and information gain greater value, which can make the Company’s products more attractive.

With the beginning of number portability in the main cities where it operates, on March 1st the Company launched a campaign focused on portability, which offers Net Vírtua at twice the contracted speed for a year and 100 minutes of free calls for three months.

The Pay TV base closed the quarter with 3,347,000 clients, 31% up on the 2,561,000 recorded in 1Q08. The Broadband base totaled 2,452,000 clients in 1Q09, 54% up on the 1,588,000 in 1Q08. In addition to organic growth, the consolidation of BIGTV brought 112,000 Pay TV clients and 68,000 Broadband clients. The number of Fixed Line subscribers rose 154% over 1Q08, to 2,058,000 clients.

The Company’s financial result remains in line with the strategy of accelerated growth focused on profitability. Net Revenue grew by 30%, from R$ 829.5 million in 1Q08 to R$ 1,082.2 million, caused by the increase in subscribers with a relatively stable ARPU (Average Revenue per User) and the consolidation of BIGTV.

In 1Q09, Operating Costs stood at R$ 515.9 million, 31% higher than the R$ 395.1 million in the 1Q08. As a percentage of net revenue, operating costs remained stable at 48%. The main reasons for the increase were the higher programming costs as a result of the growth in the Pay TV base, more bandwidth contracted to connect broadband subscribers to the Internet on account of the base growth and the change in consumption profile, higher call center costs as a result of the new regulations, and the growth in the Net Combo subscriber base. In addition, payroll and benefits costs rose 36%, chiefly due to the increase in the number of technical, maintenance and installation employees and the 24% upturn in network and subscriber maintenance costs, due to the tariff adjustment in the pole lease contract, higher network power consumption, and the higher number of bidirectional homes, leading to higher network maintenance costs.

Selling, General and Administrative Expenses totaled R$ 265.8 million in 1Q09, 35% up on the R$ 197.4 million in 1Q08, and also rose as a percentage of net revenue, from 24% to 25%. The main reason was the increase in selling expenses, up by 54%, chiefly due to higher commissions and personnel expenses following the increase in sales volume. As a percentage of net revenue, these expenses moved up from 8% in 1Q08 to 10% in 1Q09. General and administrative expenses climbed 8% in the quarter, chiefly due to higher IT costs. However, as a percentage of net revenue they fell from 15% to 12%.

EBITDA before Selling Expenses came to R$ 389.3 million, 33% higher than the R$ 293.8 million recorded in 1Q08. The EBITDA margin before selling expenses came to 36% in 1Q09, versus 35% in 1Q08. EBITDA totaled R$ 283.6 million, up by 26% on the R$ 225.1million recorded in 1Q08.

Capex totaled R$ 214.2 million, 24% up on 1Q08, due to the higher number of installations in the period and the depreciation of the Brazilian Real, which pushed up the cost of equipment imported. The variable portion of total investment came to R$ 168.8 million, or 79% of Capex, and was allocated mainly to materials related to subscriber acquisition and infrastructure adjustments, such as node breakings and data center expansion. Capex on maintenance and discretionary projects accounted for 21% of total and was mainly allocated to improving network quality.

The Company continues with its foreign-exchange hedge policy in order to protect part of its cash flow with regard to the payment of its financial commitments and equipment imports planned for the next 24 months.

OPERATING PERFORMANCE

• The Company closed the quarter with 8,813,000 Revenue Generating Units (“RGUs”), a 57% increase year-on-year. RGUs comprise the sum of pay TV, broadband, voice and digital video services.

• Pay TV net additions totaled 276,000 new clients in the quarter, 219% higher than in 1Q08. The subscriber base closed the quarter with 3,347,000 clients, a 31% increase over the 2,561,000 in 1Q08, thanks to the 26% organic growth and the 112,000 clients from the consolidation of BIGTV. The Digital Video base had 956,000 clients, 46% up on 1Q08, representing a 29% penetration over the total pay TV base. Churn rate in the past 12 months was 15.0% , returning to the levels before the increase following the acquisition of Vivax, which used to present a higher churn rate. Of the total number of disconnections, 60% were requested by clients, with the main reason being moving to areas not covered by the Company.

1Q09 Earnings Release
April 28, 2009

• Broadband net additions totaled 235,000 in 1Q09, an increase of 43% year-on-year. Subscriber base totaled 2,452,000, a 54% increase over the 1,588,000 subscribers in 1Q08, considering the 50% organic growth and the 68,000 BIGTV subscribers. Accordingly, bidirectional household penetration reached 32% and, of the pay TV base, 73%. Churn rate rose from 17.9% in 1Q08 to 19.2% in 1Q09. Though disconnections in absolute numbers remained similar, churn rate percentage is higher because the Broadband base is smaller than Pay TV base, because of the increase in the number of products per household, given that a disconnection involves cancellation all the services.

• NET Vírtua 5G, the fifth generation broadband service that allows ultra-high access speeds through the new network frequency management system, Docsis 3.0, won the ‘2008 Info Broadband’ award from the Info Exame magazine and was elected the readers’ favorite broadband service for the fourth year in a row. In a comparison with other products, Net Virtua 60 Mega was adjudged to be the “the fastest in all the broadband tests performed by Infolab, in both download and upload”.

• Fixed Telephony net additions totaled 256,000 in the quarter. The number of Lines in Service closed the quarter at 2,058,000, a 154% year-on-year increase.

• In 1Q09, ARPU stood at R$ 132.98, 0.1% down from the R$ 133.13 in 1Q08, due to the stabilization of NET’s ARPU resulting from the strategy of seeking growth opportunities in new market segments, specially through Net Fone, in addition to the ARPU dilution caused by the consolidation of BIGTV, whose ARPU was R$ 94.13 in 1Q09. Excluding the effect of BIGTV, ARPU would have come to R$ 134.02, 0.7% up on 1Q08.

ANALISYS OF CONSOLIDATED FINANCIAL RESULTS

1 Gross Revenue2 was R$ 1,417.2 million in the quarter, 31% up on the R$ 1,084.3 million in 1Q08, chiefly due to higher subscription revenue as a result of the increase in new subscribers and the sale of more products to each client. BIGTV’s gross revenue totaled R$35.2 million in 1Q09.

1.1 Subscription revenue3 was R$ 1,239.5 million in the quarter, 27% more than the 1Q08 total of R$ 974.0 million. This increase was driven by the subscriber base growth, the annual price increase on clients’ agreements based on the IGP-M inflation index and the consolidation of BIGTV. BIGTV’s subscription revenue totaled R$ 34.2 million in 1Q09. As a percentage of gross revenue, subscription revenue stood at 87.5% in 1Q09.

1.2 Hook-up revenue4 rose 352%, from R$ 6.4 million in 1Q08 to R$ 29.0 million in 1Q09, mainly due to the increase in the number of Net Digital HD Max and NetFone.com subscribers.

1.3 Pay-per-view (“PPV”)5 revenue was R$ 21.2 million in 1Q09, against R$ 34.1 million in 1Q08, down 38%. Despite the 35% increase in the Sócio Premiere base, the flagship PPV product and the 32% upturn in the BBB9 base, PPV revenue was lower due to the change in the booking of suppliers’ costs, most of which are now on shared-revenue basis, net of costs. If the current PPV model were in effect in 1Q08, revenue in that quarter would have been R$ 19.5 million, and revenue growth would have been 8.7% .

1.4 Other revenues6 rose from R$ 69.8 million in 1Q08 to R$ 127.5 million in 1Q09, representing a 83% increase, mainly due to the growth in revenue from voice services, Embratel PME and Vivax Telecom.

____________________
2 In US GAAP, Gross Revenue fell by 2%, from US$ 624.4 million in 1Q08 to US$ 611.2 million in 1Q09.
3 In US GAAP, Subscription Revenue fell by 4%, from US$ 560.5 million in 1Q08 to US$ 535.3 million in 1Q09.
4 In US GAAP, Hook-up Revenue grew by 176%, from US$ 4.4 million in 1Q08 to US$ 12.1 million in 1Q09.
5 In US GAAP, PPV Revenue fell by 53%, from US$ 19.6 million in 1Q08 to US$ 9.2 million in 1Q09.
6 In US GAAP, Other Revenues increased by 37%, from US$ 40.0 million in 1Q08 to US$ 54.6 million in 1Q09.

1Q09 Earnings Release
April 28, 2009

2 Sales deductions7 stood at R$ 334.9 million in the quarter, 31% more than the R$ 254.8 million in 1Q08, due to the growth in revenues in general. As a percentage of gross revenue, Sales Deductions remained virtually stable at 23.6% .

3 As a result of the above factors, Net Revenue8 ended the quarter at R$ 1,082.2 million, 31% higher than the R$ 829.5 million in 1Q08.

4 Operating costs9 totaled R$ 515.9 million in the quarter, 30% higher than the R$ 395.1 million in 1Q08, remaining stable as a percentage of net revenue at 47.7% in the periods compared. The main variations are due to the items below:

4.1 Programming and Royalties10 costs climbed 20%, from R$ 204.4 million in 1Q08 to R$ 245.9 million in 1Q09, chiefly due to the subscriber base growth and the annual contractual adjustment of prices by certain channels based on the IGP-M index. As a percentage of net revenue, Programming and Royalties costs declined from 24.6% in 1Q08 to 22.7% in1Q09 due to the greater diversification of revenue source and the new PPV agreement model. It is worth mentioning that the contracts with channels, including international providers, are denominated in Brazilian Reais.

4.2 Network Maintenance and Subscriber costs11 rose 24%, from R$ 36.1 million in 1Q08 to R$ 44.8 million in 1Q09, driven by the contractual increase in post rentals, increased network power consumption and the higher number of bidirectional homes, pushing up network maintenance costs. As a percentage of net revenue, these costs decreased from 4.3% in 1Q08 to 4.1% in 1Q09.

4.3 Loyalty Marketing Costs12 dropped by 10% in the quarter, from R$ 3.9 million in 1Q08 to R$ 3.5 million in 1Q09, caused the decrease in printed program schedules. As a percentage of net revenue, these edged down from 0.5% in 1Q08 to 0.3% in 1Q09.

4.4 Payroll and Benefits13 costs rose 36% in the quarter, from R$ 45.7 million in 1Q08 to R$ 62.3 million in 1Q09, mainly driven by the increase in field service personnel for maintenance and home installations. As a percentage of net revenue, these expenses remained stable at 6.0% in the periods compared.

4.5 Internet Access, Call Center and Others14 rose 52%, from R$ 105.1 million in 1Q08 to R$ 159.5 million in 1Q09, mainly due to the higher spending on bandwidth consumption due to the growth in the broadband client base and the increase in call center expenses resulting from the new regulations and growth of the Net Combo subscriber base, which involves more complex customer service. As a percentage of net revenue, these expenses rose from 12.7% in 1Q08 to 14.7% in 1Q09.

5 Selling, General and Administrative Expenses15 (SG&A) totaled R$ 265.8 million in the quarter, a 35% increase over the R$ 197.4 million in 1Q08, the reasons being the following:

5.1 Selling Expenses16 were R$ 105.7 million in 1Q09, a 54% increase over the R$ 68.7 million in 1Q08, due to the sales force growth and higher commissions as a result of higher sales volumes. In addition, expenses with advertising campaigns also fueled the upturn in selling expenses. As a percentage of net revenue, selling expenses rose from 8.3% in 1Q08 to 9.8% in 1Q09.

5.2 General and Administrative Expenses17 rose 8%, from R$ 124.7 million in 1Q08 to R$ 134.2 million this quarter, mainly due to the increased spending on IT services necessary to meet the growing Net Fone base. In addition, there was an increase in collection and mailing expenses. As a percentage of net revenue, they declined from 15.0% in 1Q08 to 12.4% in 1Q09.

____________________
7 In US GAAP, Sales Deductions fell by 1%, from US$ 146.7 million in 1Q08 to US$ 144.6 million in 1Q09.
8 In US GAAP, Net Revenue fell by 2%, from US$ 477.8 million in 1Q08 to US$ 466.6 million in 1Q09.
9 In US GAAP, Operating Costs fell by 2%, from US$ 227.8 million in 1Q08 to US$ 222.7 million in 1Q09.
10 In US GAAP, Programming and Royalties fell by 10%, from US$ 117.5 million in 1Q08 to US$ 106.1 million in 1Q09.
11 In US GAAP, Network Maintenance and Subscriber Costs decreased by 4%, from US$ 16.9 million in 1Q08 to US$ 16.2 million in 1Q09.
12 In US GAAP, Loyalty Marketing costs decreased by 32%, from US$ 2.2 million in 1Q08 to US$ 1.5 million in 1Q09.
13 In US GAAP, Payroll and Benefits rose by 2%, from US$ 26.3 million in 1Q08 to US$ 26.8 million in 1Q09.
14 In US GAAP, Other Operating Expenses increased by 11%, from US$ 64.8 million in 1Q08 to US$ 72.0 million in 1Q09.
15 In US GAAP, SG&A Expenses increased by 2%, from US$ 113.5 million in 1Q08 to US$ 115.2 million in 1Q09.
16 In US GAAP, Selling Expenses rose 15%, from US$ 39.6 million in 1Q08 to US$ 45.7 million in 1Q09.
17 In US GAAP, General and Administrative Expenses increased by 19%, from US$ 71.7 million in 1Q08 to US$ 57.8 million in 1Q09.

1Q09 Earnings Release
April 28, 2009

5.3 Other Administrative Expenses18 were R$ 25.8 million in 1Q09, versus R$ 4.0 million in 1Q08, the increase due to higher provisions for civil and tax contingencies.

6 Bad Debt Expenses19 were R$ 16.9 million in 1Q09, a 43% increase over the R$ 11.9 million in 1Q08. As a percentage of gross revenue, they came to 1.2% in the quarter, practically remaining stable in comparison to the 1.1% in 1Q08. Given the current economic scenario and the Company’s strong growth pace, this low level of default shows that the credit policy, quality of the client portfolio and the rules for collection and disconnection are being well monitored and managed by the Company.

7 EBITDA20 (Earnings Before Interest, Tax, Depreciation and Amortization) totaled R$ 283.6 million in the quarter, 26% higher than the R$ 225.1 million in 1Q08, with EBITDA margin being 26%. EBITDA before Selling Expenses totaled R$ 389.3 million in 1Q09, up 33% on the R$ 293.8 million in 1Q08. EBITDA margin before Selling Expenses was 36%, versus 35% in 1Q08.

8 Depreciation and Amortization21 expenses in 1Q09 totaled R$ 133.8 million, a 5% decline from the R$ 141.0 million recorded in 1Q08. Pursuant to Law 11.638/07, residential installation expenses, which used to be amortized, are now depreciated, increasing depreciation by 37%. On the other hand, pursuant to the same law, amortization fell by 74% due to the reclassification of residential installation costs as depreciation and the end of amortization of goodwill from future profitability of controlled companies.

Pursuant to Law 11.638/07, residential installation expenses should be depreciated instead of amortized and goodwill from the acquisition of companies could no longer be amortized as of January 1, 2009.

9 EBIT22 (Earnings Before Interest and Taxes) closed the quarter at R$ 149.8 million, a 78% increase over the R$ 84.0 million in 1Q08.

NET FINANCIAL RESULT

(R$ thousand)	1Q09	4Q08	1Q08

Net Financial Result	(32,342)	(182,936)	(13,020)

Monetary Indexation, net	(643)	(2,991)	(535)
Gain (loss) on exchange rate, net	5,989	(155,628)	4,853
Financial expenses	(61,773)	(63,075)	(35,712)
Financial income	24,084	38,758	18,373

Result from the sale of property and equipment	-	3,553	771
Other (non operating)	-	(5,017)	326

1 Net financial result was an expense of R$ 32.3 million in 1Q09, versus an expense of R$ 13.0 million in 1Q08, due to the following factors:

1.1 Net Monetary Indexation23 totaled R$ 0.6 million in 1Q09, versus R$ 0.5 million in 1Q08, virtually stable and comprising mainly the result of the monetary restatement of the provision for legal contingencies.

1.2 Net Foreign Exchange Variation 24 was a gain of R$ 6.0 million in 1Q09, versus a gain of R$ 4.9 million in 1Q08. The gain was due to the appreciation of the Brazilian Real against the US Dollar and its impact on the dollar-denominated debt, including the loan from Banco Inbursa, perpetual bonds and the impact of the exchange rate variation on the purchase of equipment from foreign suppliers.

____________________
18 In US GAAP, Other Administrative Expenses/Revenues decreased 443%, from US$ 2.2 million in 1Q08 to US$ 11.8 million in 1Q09.
19 In US GAAP, Bad Debt expenses rose by 7%, from US$ 6.8 million in 1Q08 to US$ 7.3 million in 1Q09.
20 In US GAAP, EBITDA decreased 6%, from US$ 129.6 million in 1Q08 to US$ 121.3 million in 1Q09.
21 In US GAAP, Depreciation and Amortization decreased by 7%, from US$ 66.5 million in 1Q08 to US$ 61.6 million in 1Q09.
22 In US GAAP, EBIT fell by 6%, from US$ 63.5 million in 1Q08 to US$ 59.8 million in 1Q09.
23 In US GAAP, Net Monetary Indexation went from a positive amount of US$ 94,000 in 1Q08 to a negative amount of US$ 104,000 in 1Q09.
24 In US GAAP, Net Foreign Exchange Gain fell by 4%, from US$ 2.7 million in 1Q08 to US$ 2.6 million in 1Q09.

1Q09 Earnings Release
April 28, 2009

1.3 Financial Expenses25 rose 73%, from R$ 35.7 million in 1Q08 to R$ 61.8 million in 1Q09, due to the increase in interest expenses mainly resulting from the Banco Inbursa loan and the restatement of interest on contingencies. On the other hand, the Company recorded a gain from foreign exchange hedge and swap operations to protect the interest on perpetual bonds and equipment imports.

1.4 Financial Income26 grew 31%, from R$ 18.4 million in 1Q08 to R$ 24.1 million in 1Q09, due to the increased cash balance in the period and the better rates obtained on financial investments. It is important to mention that 100% of the Company’s cash is invested in fixed income securities of top-tier financial institutions.

INCOME TAX AND NET INCOME

(R$ thousand)	1Q09	4Q08	1Q08

Income Tax and Social Contribution	(35,931)	(28,240)	(38,172)

Current	(26,321)	(22,111)	(13,277)
Deferred	(9,610)	(6,129)	(24,895)
Constitution of Tax Loss Carryforward and Temporary Differences	(8,017)	9,759	(6,934)
Goodwill Amortization	(1,593)	(15,888)	(17,961)

1. Income Tax and Social Contribution27 (current and deferred) in 1Q09 was of R$ 35.9 million, versus R$ 38.2 million in 1Q08, due to the following reasons:

1.1 Current Income Tax and Social Contribution tax were R$ 26.3 million, against R$ 13.3 million in 1Q08, a 98% increase, due to the rise in the operating income of the subsidiaries. Note that according to Brazilian tax law, income tax should be calculated and paid by each of the operating subsidiaries, which causes a distortion in the tax calculation when it is done directly on consolidated results. Due to tax benefits on accrued losses, considering the current tax on taxable income, the effective average rate was 21% in 1Q09, versus a statutory tax rate of 34%.

1.2 Deferred Income Tax and Social Contribution tax were R$ 9.6 million in 1Q09, against R$ 24.9 million 1Q08. This drop was due to the end of Globotel’s goodwill amortization at the close of 2008.

2. The Company closed the quarter with Net Income28 of R$ 81.5 million, 140% up on the R$ 33.9 million in 1Q08. This result shows that the Company’s operating results remain solid and are appropriate to the strategy of sustainable growth, with the focus on profitability and returns for shareholders.

____________________
25 In US GAAP, Financial Expenses increased by 16%, from US$ 21.7 million in 1Q08 to US$ 25.2 million in 1Q09.
26 In US GAAP, Financial Income fell by 17%, from US$ 10.6 million in 1Q08 to US$ 8.8 million in 1Q09.
27 In US GAAP, Income Tax and Social Contribution went from a negative amount of US$ 29.7 million in 1Q08 to a negative amount of US$ 14.8 million in 1Q09.
28 In US GAAP, Net Income rose by 21%, from US$ 25.6 million in 1Q08 to negative amount of US$ 31.0 million in 1Q09.

1Q09 Earnings Release
April 28, 2009

LIQUIDITY, CAPITALIZATION AND DEBT

R$ Thousand	1Q09	4Q08	1Q08

Short Term Debt	99,332	58,331	52,074

Interests	54,846	19,614	32,012
Finame	44,486	38,717	20,062

Long Term Debt	1,700,920	1,701,485	1,093,820

Debentures 6th issuance	577,865	577,824	580,000
Perpetual Notes	347,280	350,550	262,365
Finame	145,807	138,842	81,455
CCB	170,000	170,000	170,000
Bilateral Loan	459,968	464,270	-

Total Debt	1,800,252	1,759,816	1,145,893

Cash and Cash Equivalents	638,461	736,880	602,040

Net Debt	1,161,791	1,022,937	543,854

% of Total Debt Short Term	6%	3%	5%
% of Total Debt Long Term	94%	97%	95%
US dollar-denominated debt	833,109	830,025	264,830
% of Total Debt	46.3%	47.2%	23.1%
Brazilian real-denominated debt	967,143	929,791	881,064
% of Total Debt	53.7%	52.8%	76.9%

• Gross Debt, which includes principal and interest, closed the quarter at R$ 1,800.3 million, a 57% increase over 1Q08, mainly due to the loan from Banco Inbursa in 2Q08, the net amount of R$ 64.4 million raised via Finame in the last twelve months and the depreciation of the Brazilian Real against the US dollar. Short-term debt accounted for only 6% of the total, showing that the short-term refinancing risk is very low and that the Company can allocate most of its cash flow to investments necessary to meet its growth strategy.

• Cash, Cash Equivalents and Short-Term Investments grew 6%, from R$ 602.0 million in 1Q08 to R$ 638.5 million in 1Q09, due to the Finame funding, and the operational cash flow, despite the payment made for the acquisition of BIGTV in December 2008.

• Net Debt29 in 1Q09 totaled R$ 1,161.8 million, against R$ 543.9 million in 1Q08, a 114% increase. As part of its strategy of financing inorganic growth through the issue of debt to make its capital structure more efficient, the Company paid for the BIGTV acquisition using the funds from the Banco Inbursa loan as a result of which Net Debt to EBITDA ratio rose from 0.65x in 1Q08 to 1.12x in 1Q09.

• The table below shows the trends for the Company’s main financial indicators:

Financial Ratios	1Q09	4Q08	1Q08
EBITDA / Interest Expenses	5.00	4.68	6.48
Current Ratio	1.31	1.19	1.67
Net Debt / EBITDA	1.12	1.04	0.65
Total Debt / EBITDA	1.73	1.79	1.36
Net Debt/ Enterprise Value	0.17	0.19	0.08

EBITDA / Active Subscribers	$311	$320	$328
Net Revenues/Active Subscribers	$1,178	$1,202	$1,201

____________________
29 In US GAAP, Net Debt, which does not include the interest booked in the period, went from US$ 292.6 million in 1Q08 to US$ 480.4 million in 1Q09.

1Q09 Earnings Release
April 28, 2009

CAPEX

The Company continues to allocate investments (Capex) to acquiring subscribers, mainly for payment of installation personnel and equipment and for the necessary adjustments to infrastructure to support subscriber growth.

In 1Q09, Capex totaled R$ 214.2 million, 79% of which variable, allocated mainly to materials related to subscriber acquisition and adjustments to infrastructure, such as data center expansion and node breakings. Maintenance and discretionary project Capex, which represented 21% of total investments, were mainly allocated to improving network quality.

CAPITAL MARKETS

NET’s shares continued to present healthy liquidity on both the Bovespa and the NASDAQ. In 1Q09, average daily trading volume on the Bovespa was R$ 14 million, a 70% drop from the R$ 48 million in 1Q08. Average daily trading volume on the NASDAQ decreased from US$ 10 million in 1Q08 to US$ 3 million in 1Q09. In 1Q09, the NETC4 share rose 28.72% while the Bovespa Index appreciated 9%. It was the Company with the highest increase in the Bovespa Index. On the NASDAQ, our ADR (NETC) closed the quarter at US$ 7.25. The company’s market capitalization totaled R$ 5.9 billion. The Company is in compliance with Law 11,638/07 and Executive Decree 449/08 that marked the beginning of the convergence of BR GAAP with international accounting practices (IFRS). The Company also continues to prepare for the full adoption of IFRS by investing in staff training, analyzing the changes required and studying the applicable pronouncements on the preparation of the financial statements in line with the new directives.

MAIN ACCOUNTING DIFFERENCES BETWEEN BR GAAP AND US GAAP

Average exchange rate in 1Q09 was R$ 2.3153, against R$ 1.7387 in 1Q08, a 33% decline of the Real. While converting the results and the balance sheet from BR GAAP to US GAAP, the U.S. accounting regulations are reflected according to the FASB (Financial Accounting Standards Board) and SEC’s complementary rules, which resulted in the following differences.

EBITDA em BR GAAP (R$ million)	283.6

Adjustments that affected EBITDA in US GAAP (R$ million)

Hook-up fee	(0.9)
Subscribers sign-in costs	(0.1)
Programming costs	0.5
G&A	0.5
Advanced expenses	0.2
Other	(2.9)

EBITDA in US GAAP (R$ million)	280.9

Difference in EBITDA (US GAAP - LS GAAP)	(2.7)
EBITDA in US GAAP (US$ million)	121.3

Net Income in BR GAAP (R$ million)	81.5

Adjustments that affected Net income in US GAAP (R$ million)	-

EBITDA	(2.7)
Depreciation and Amortization	(10.5)
Income tax and social contribuition	2.3
Equity Accounting	(0.3)
Other	1.5

Net Income in US GAAP (R$ million)	71.8

Difference in Net Income (US GAAP - BZ GAAP)	(9.7)
Net income in US GAAP (US$ million)	31.0

                                                                                  Sum may not mach due to rounding

1Q09 Earnings Release
April 28, 2009

• In US GAAP, Hook-up Revenue is deferred in accordance with SFAS 51 “Financial Reporting by Cable Television Companies” by the amount that exceeds client sign-in costs. If the difference is positive, this amount shall be booked and amortized according to the average period the subscriber remained as a client. As a result of loyalty packages, which can exempt clients from hook-up fees, the difference was negative in 1Q09 and the Company did not book any amount. However, due to the deferrals made in previous periods, an amount of R$ 0.9 million was recognized as the deferred hookup expense in this quarter, which is the reason for the higher expense in US GAAP in comparison to BR GAAP in the quarter.

• In US GAAP, the difference in costs resulting from the migration of outsourced call center systems was recognized in the 2007 results, whereas under BR GAAP these costs were deferred and are being amortized over 36 months. In 1Q09, revenue totaled R$ 0.2 million.

• In US GAAP, Client Installation Costs are deferred in accordance with SFAS 51 and include installation materials, payroll and third-party installation services. In BR GAAP, in addition to the items considered in US GAAP, field telecommunications items and vehicle expenses are also deferred. Therefore, in US GAAP, this item was R$ 0.1 million lower than in the BR GAAP this quarter.

• Previous negotiations of program contracts from December 2003 generated discounts conditioned on the settlement of these contracts. In BR GAAP, these discounts were already booked on the date the agreement was settled. In US GAAP, these discounts were deferred and have been booked according to the updated term of each agreement. Due to the booking of these discounts, Programming Costs in US GAAP were R$ 0.5 million lower than in BR GAAP in 1Q09.

• As a result of the above-mentioned differences in accounting procedures, EBITDA in US GAAP was R$ 2.7 million higher than in BR GAAP, totaling R$ 280.9 million (US$ 121.3 million) in 1Q09.

• Under US GAAP, goodwill from the acquisition of companies is not amortized and, in accordance with SFAS 142 “Goodwill and Intangible Assets”, is subject to an annual test to verify if the value of this goodwill is recoverable through future results. Under BR GAAP, said goodwill was no longer amortized as of December 2008, pursuant to Law 11638 and is also subject to annual tests. Under US GAAP, it includes the amortization of the intangible assets booked at the acquisition of Vivax, Net Jundiaí and Net Criciúma. As a result, Depreciation and Amortization Expenses in US GAAP were R$ 10.5 million higher in 1Q09.

• Under US GAAP, the effective income tax rate on the best income estimate for the current fiscal period is used to calculate the amount of income tax and social contribution due. Under BR GAAP, current and deferred taxes are calculated in accordance with the prevailing tax regulations. As a result, this revenue was R$ 2.3 million lower in US GAAP. • Considering all these differences in accounting procedures, Net Income in US GAAP came to R$ 71.8 million (US$ 31 million) in 1Q09, as against a Net Income of R$ 81.5 million under BR GAAP.

1Q09 Earnings Release
April 28, 2009

UPCOMING EVENTS

1.	Conference Call – 1Q09 Earnings
Date: April 28, 2009
BR GAAP (in Portuguese):
	10:00 a.m. (Brasília time)	Telephone: (55 11) 2188-0188
Replay until May 5, 2009: (55 11) 2188-0188
Code: NET Serviços
Live web cast at: http://ri.netservicos.com.br

BR GAAP (in English):
	12:00 p.m. (Brasília time)	Telephone: (1 973) 935-8893
Code: 94268631
Replay until May 5, 2009: (1 706) 645-9291
Replay code: 9426863
Live web cast at: http://ri.netservicos.com.br

2.	Expected Dates for Upcoming Results
(2nd quarter 2009) Æ July 21, 2009
(3rd quarter 2009) Æ October 20, 2009

The forward-looking statements contained in this document relating to business prospects, projections of operating and financial results, and those related to the growth prospects of Net are merely estimates and, as such, are based exclusively on the Management’s expectations about the future of the business. These forward-looking statements depend, substantially, on changes in market conditions, performance of the Brazilian economy, the industry and international markets and, therefore, are subject to change without prior notice.

1Q09 Earnings Release
April 28, 2009

FINANCIAL STATEMENTS IN BR GAAP (Unaudited)

Net Serviços de Comunicação S.A. Income Statemet Brazilian Corporate Law (R$ thousand) - non-audited	1Q09	4Q08	1Q08
Revenues
Subscriptions	1,239,484	1,177,663	974,006
Sign-on and hookup-up fees	28,981	26,472	6,408
Other Revenues	148,691	137,804	103,895
PPV	21,237	20,765	34,078
Others	127,454	117,040	69,817
Gross Revenues	1,417,155	1,341,941	1,084,309
Services and other taxes	-334,942	-320,116	-254,807
Net Revenues	1,082,213	1,021,826	829,502

Direct Operating Expenses	-515,911	-475,719	-395,101
Programming & Royalties	-245,852	-225,335	-204,393
Network Expenses	-44,800	-43,078	-36,050
Customers Relations	-3,495	-4,937	-3,866
Payroll and Benefits	-62,293	-62,318	-45,677
Internet Access, Call Center and Others	-159,471	-140,051	-105,115

Selling, General and Adminstrative Expenses	-265,755	-256,834	-197,416
Selling	-105,697	-105,408	-68,717
General & adminstrative	-134,237	-154,708	-124,656
Other income/ (expense), net	-25,821	3,281	-4,043

Bad Debt Expenses	-16,937	-11,098	-11,887
EBITDA	283,609	278,175	225,098
EBITDA margin	26%	27%	27%

Depreciation and Amortization	-133,790	-156,521	-141,061
Depreciation	-120,045	-93,984	-87,615
Amortization	-13,745	-62,537	-53,446
EBIT	149,819	121,655	84,037
EBIT margin	14%	12%	10%

Monetary indexation, net	-643	-2,991	-535
Loss on exchange rate, net	5,989	-155,628	4,853
Financial Expenses	-61,773	-63,075	-35,712
interest, charges, arrears and fine	-48,463	-50,859	-30,305
interest financial expenses others (suppliers and taxes)	-8,210	-8,574	-4,443
other financial expenses	-5,100	-3,642	-964
Financial Income	24,084	38,758	18,373
Loss on sale of fixed assets	0	3,553	771
Other (non-operating)	0	-5,017	326

Income/(loss) bef. Investees, min.ints.	117,477	-62,746	72,113
Current income tax	-26,321	-22,111	-13,277
Deferred income tax	-9,610	-6,129	-24,895

Income/(loss) bef. investees, mmin. Ints	81,546	-90,988	33,941
Non recurring adjustment

Net Income (loss)	81,546	-90,988	33,941

1Q09 Earnings Release
April 28, 2009

NET Serviços de Comunicação S.A. Consolidated Balance Sheet Brazilian Corporate Law (R$ thousand) - non-audited	1Q09%		4Q08%		1Q08%
Assets
Cash & cash equivalents	638,461	10.6%	736,880	12.1%	602,040	11.9%
Account receivable from subscriber - net	172,603	2.9%	166,105	2.7%	143,224	2.8%
Other receivables	44,637	0.7%	30,150	0.5%	14,180	0.3%
Income tax recoverable	55,361	0.9%	100,357	1.6%	33,877	0.7%
Deferred income tax	42,604	0.7%	57,480	0.9%	67,786	1.3%
Prepaid expenses	26,686	0.4%	24,381	0.4%	21,989	0.4%
Inventories	57,739	1.0%	61,757	1.0%	62,489	1.2%
Total Current Assets	1,038,091	17.3%	1,177,110	19.3%	945,585	18.6%
Investments	2,711	0.0%	3,163	0.1%	5,226	0.1%
Net Property & Diferred	4,550,142	75.8%	4,490,166	73.8%	3,690,947	72.8%
Other Assets	413,054	6.9%	416,116	6.8%	430,202	8.5%
Judicial Deposits	23,627	0.4%	22,337	0.4%	23,855	0.5%
Diferred taxes recoverable	384,668	6.4%	389,225	6.4%	402,776	7.9%
Other receivables	4,759	0.1%	4,554	0.1%	3,571	0.1%
Total Long-term Assets	4,965,907	82.7%	4,909,445	80.7%	4,126,375	81.4%
Total Assets	6,003,998	100.0%	6,086,555	100.0%	5,071,960	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	374,452	6.2%	446,770	7.3%	300,246	5.9%
Provision for payables	30,267	0.5%	25,076	0.4%	9,786	0.2%
Income tax payable	27,227	0.5%	82,589	1.4%	14,062	0.3%
Short-term debt	75,406	1.3%	52,526	0.9%	28,130	0.6%
Debentures	23,926	0.4%	5,805	0.1%	20,433	0.4%
Payroll accruals	14,712	0.2%	16,752	0.3%	11,529	0.2%
Other payable accounts	244,204	4.1%	358,083	5.9%	181,623	3.6%
Tax accruals	105,354	1.8%	110,226	1.8%	77,246	1.5%
Payroll provision	88,787	1.5%	143,921	2.4%	72,301	1.4%
Other debts	50,062	0.8%	103,936	1.7%	32,076	0.6%
Total Curret Liabilities	790,194	13.2%	987,600	16.2%	565,809	11.2%

Long-term debt	1,123,055	18.7%	1,123,661	18.5%	511,870	10.1%
Debentures	577,865	9.6%	577,824	9.5%	577,265	11.4%
Payroll and Benefits	22,925	0.4%	16,949	0.3%	0	0.0%
Taxes and contributions payable	5,263	0.1%	5,269	0.1%	4,417	0.1%
Provision for contingencies	656,307	10.9%	634,776	10.4%	594,966	11.7%
Future periods results	100,523	1.7%	93,912	1.5%	46,954	0.9%
Others Debts	2,924	0.0%	3,167	0.1%	0	0.0%
Total Long Term Liabilities	2,488,861	41.5%	2,455,558	40.3%	1,735,472	34.2%

Total Liabilities	3,279,055	54.6%	3,443,157	56.6%	2,301,281	45.4%

Capital Stock	5,599,320	93.3%	5,540,346	91.0%	5,540,346	109.2%
Goodwill reserves	153,168	2.6%	212,142	3.5%	212,142	4.2%
Accumulated Losses	-3,027,545	-50.4%	-3,109,091	-51.1%	-2,981,809	-58.8%
Shareholders' Equity	2,724,943	45.4%	2,643,397	43.4%	2,770,678	54.6%

Liabilities and Stockholders´ Equity	6,003,998	100.0%	6,086,555	100.0%	5,071,960	100.0%

1Q09 Earnings Release
April 28, 2009

NET Serviços de Comunicação S.A. Consolidated Statement of Cash Flow Brazilian Corporate Law (R$ thousand) - non-audited	1Q09	4Q08	1Q08
Cash and cash equivalents, beginning of the period	736,880	1,055,788	569,606

Results of the period	81,546	(90,988)	33,941

Non-cash items	206,030	398,782	172,015
Exchange losses, monetary indexation and interest expenses, net	946	157,690	4,976
Depreciation and Amortization	132,458	156,520	141,061
Diferred income taxes	9,610	6,129	24,895
Estimated liability for tax, labor and civil claims and assesssments	11,825	35,985	(27,402)
Interest on loans, net	47,555	50,317	30,189
Gain (loss) on Hedge	(4,814)	(4,977)	(933)
Result on sale of assets, net	8,450	(2,882)	(771)

Decrease (Increase) in assets	34,052	(45,355)	4,711
Trade accounts receivable	(6,498)	(8,605)	(10,896)
Recoverable income taxes	54,818	(50,249)	22,466
Prepaid expenses	(2,278)	10,407	(7,006)
Inventories and others assets	4,018	(5,857)	1,467
Other Assets	(16,008)	8,949	(1,320)
Increase (decrease) in liabilities	(205,904)	214,635	(407)
Accounts payables to supliers and programmers	(72,318)	111,758	(9,021)
Income taxes payable	(60,234)	44,125	(20,957)
Payroll and related charges	(51,199)	32,574	(13,257)
Sales taxes, accrued expenses and other liabilities	(22,153)	26,178	42,828
Increase (decrease) in workine capital	(171,852)	169,280	4,304

Cash flow from investing activities	(213,900)	(743,517)	#REF!
Acquisitions of investments	-	(390,108)	(927)
Acquisition of property and equipment	(214,202)	(365,440)	(172,255)
Proceeds from the sale of equipment	302	1,719	864
Cash and cash equivalents from acquisitions	-	10,312
Cash flow from financing activities	(243)	(49,338)	(5,508)
Issuances	20,623	34,545	3,729
Repayments	(20,866)	(83,883)	(9,237)
Related parties transactions	-	(3,127)	-
Change in cash and cash equivalents	(98,419)	(318,908)	32,434

Cash and cash equivalents, end of the period	638,461	736,880	602,040

1Q09 Earnings Release
April 28, 2009

FINANCIAL STATEMENTS IN US GAAP (Unaudited)

Net Serviços de Comunicação S.A.
Income Statement	1Q09	4Q08	1Q08
US GAAP (US$ thousand) - non-audited

Revenues
Subscriptions	535,346	517,175	560,453
Sign-on and hookup revenue, net	12,110	11,758	4,380
Gross sign-on and hookup fee revenue	12,487	11,630	3,665
Deferred sign-on and hookup fee revenue,net	(377)	128	715
Other Revenues	63,784	60,079	59,594
PPV	9,172	9,178	19,625
Others	54,612	50,901	39,969
Gross Revenues	611,239	589,012	624,427
Services and other taxes	(144,636)	(140,785)	(146,659)
Net Revenues	466,603	448,227	477,768

Direct Operating Expenses	(222,724)	(209,479)	(227,806)
Programming & Royalties	(106,128)	(98,881)	(117,537)
Network Expenses	(16,221)	(16,606)	(16,935)
Customers Relations	(1,510)	(2,147)	(2,229)
Payroll and Benefits	(26,847)	(27,388)	(26,287)
Internet Access, Call Center and Others	(72,018)	(64,457)	(64,818)

Selling, General and Administrative Expenses	(115,214)	(115,654)	(113,487)
Selling	(45,655)	(46,348)	(39,578)
General & administrative	(57,785)	(69,056)	(71,741)
Other income/(expense), net	(11,774)	(250)	(2,168)

Bad Debt Expenses	(7,315)	(4,868)	(6,830)

EBITDA	121,349	118,226	129,645
EBITDA Margin	26%	26%	27%

Depreciation and Amortization	(61,581)	(59,012)	(66,539)
Depreciation	(52,152)	(53,887)	(59,679)
Amortization	(9,429)	(5,125)	(6,860)
Loss on write-down of equipment, net	21	1,382	444
EBIT	59,789	60,596	63,550
EBIT Margin	13%	14%	13%

Monetary indexation, net	(104)	(1,265)	94
Loss on exchange rate, net	2,601	(69,816)	2,704
Financial expenses	(25,212)	(27,742)	(21,737)
interest,charges, arrears and fine	(20,441)	(21,822)	(18,258)
interest financial expenses others (supliers and taxes)	(837)	(5,233)	(2,417)
other financial expenses	(3,933)	(687)	(1,062)
Financial income	8,770	17,126	10,556
Other (non-operating)	-	(859)	187

Income/(loss) bef. tax, investees, min. ints.	45,844	(21,960)	55,354
Current income tax	(11,388)	(10,058)	(7,606)
Deferred income tax	(3,413)	(135)	(22,132)

Income/(loss) bef. Investees, min.ints.	31,043	(32,153)	25,616
Net Income (Loss)	31,043	(32,153)	25,616

1Q09 Earnings Release
April 28, 2009

Net Serviços de Comunicação S.A.
Consolidated Balance Sheet	1Q09%		4Q08%		1Q08%
US GAAP (US$ thousand) - non-audited
Assets
Cash & cash equivalents	275,769	9.7%	315,310	11.1%	341,591	10.7%
Short term investments	0	0.0%	0	0.0%	2,609	0.1%
Accounts receivable	172,584	6.1%	161,933	5.7%	195,416	6.1%
Inventories	24,939	0.9%	26,426	0.9%	35,727	1.1%
Other	6,424	0.2%	5,473	0.2%	5,502	0.2%
Income tax recoverable	23,912	0.8%	42,943	1.5%	19,368	0.6%
Deferred income tax	7,118	0.3%	7,173	0.3%	17,354	0.5%
Prepaid expenses	12,385	0.4%	11,565	0.4%	14,092	0.4%
Total current assets	523,131	18.5%	570,823	20.1%	631,659	19.9%

Goodwill on acquisition of subsidiaries	817,785	28.9%	814,884	28.7%	953,360	30.0%
Net property and equipment	1,065,806	37.7%	1,023,839	36.0%	1,050,026	33.0%
Other assets	423,046	14.9%	432,410	15.2%	545,724	17.2%
Judicial Deposits	48,281	1.7%	47,464	1.7%	87,808	2.8%
Deferred and recoverable taxes	81,839	2.9%	88,374	3.1%	144,654	4.5%
Intangible assets	288,545	10.2%	292,266	10.3%	305,920	9.6%
Other receivable	4,381	0.2%	4,306	0.2%	7,342	0.2%
Total Long-term assets	2,306,637	81.5%	2,271,133	79.9%	2,549,110	80.1%

Total assets	2,829,768	100.0%	2,841,956	100.0%	3,180,769	100.0%

Liabilities and Stockholders' Equity
Accounts payable to supliers and programmers	161,737	5.7%	191,172	6.7%	189,480	6.0%
Income taxes payable	11,062	0.4%	34,648	1.2%	6,987	0.2%
Current portion of long-term debt	19,215	0.7%	16,567	0.6%	11,470	0.4%
Interest payable	24,822	0.9%	9,890	0.3%	18,302	0.6%
Deferred Revenue	85,177	3.0%	83,431	2.9%	93,104	2.9%
Payroll and contributions payable	6,356	0.2%	7,169	0.3%	6,591	0.2%
Other payables and accruals	104,938	3.7%	152,218	5.4%	100,120	3.1%
Tax accruals	45,505	1.6%	47,166	1.7%	44,149	1.4%
Payroll provision	38,350	1.4%	61,584	2.2%	41,336	1.3%
Other debts	21,082	0.7%	43,468	1.5%	14,635	0.5%
Total Current Liabilities	413,306	14.6%	495,095	17.4%	426,054	13.4%

Long-term debt	486,410	17.2%	482,152	17.0%	293,763	9.2%
Debentures	250,518	8.9%	248,181	8.7%	331,599	10.4%
Deferred sign-on, hookup fee and programming	49,189	1.7%	45,329	1.6%	33,636	1.1%
Taxes and payables and accruals	38,715	1.4%	33,982	1.2%	51,778	1.6%
Total long-term liabilities	824,832	29.1%	809,644	28.5%	710,776	22.3%

Provision for contigencies	309,498	10.9%	297,790	10.5%	373,907	11.8%

Capital stock - preffered and common shares	3,386,074	119.7%	3,360,986	118.3%	3,360,986	105.7%
Additional paid-in-capital	13,571	0.5%	38,659	1.4%	37,503	1.2%
Accumulated deficit	-1,750,352	-61.9%	-1,781,395	-62.7%	-1,778,985	-55.9%
Accumulated other comprehensive loss, net	-367,161	-13.0%	-378,823	-13.3%	50,528	1.6%
Shareholders' equity	1,282,132	45.3%	1,239,427	43.6%	1,670,032	52.5%

Total Liabilities and Shareholders' Equity	2,829,768	100.0%	2,841,956	100.0%	3,180,769	100.0%

1Q09 Earnings Release
April 28, 2009

Net Serviços de Comunicação S.A.
Consolidated Statement of Cash Flows	1Q09	4Q08	1Q08
US GAAP (US$ thousand) - non-audited

Cash and cash equivalents, beginning of the period	315,310	551,527	319,063
Results of the period	31,043	(32,153)	25,616
Non-cash items	94,683	147,688	91,833
Exchange losses, monetary indexation and interest expense, net	18,847	90,785	20,122
Depreciation and amortization	61,581	59,012	66,539
Deferred income taxes	3,550	135	22,131
Estimated liability for tax, labor and civil claims and assessments	5,106	(468)	(15,458)
Deferred sign-on and hook-up fee revenue	496	92	8
Amortization of deferred revenues	(353)	(486)	(998)
Purchase of short investments	-	-	(67)
Write off and disposal of assets, net	5,456	(1,382)	(444)

Decrease (Increase) in assets	15,163	23,760	14,062
Trade accounts receivable	(2,782)	17,118	(9,596)
Recoverable income taxes	23,676	(20,186)	13,324
Prepaid expenses and other assets	(5,731)	26,828	10,334
Increase (decrease) in liabilities	(90,848)	65,531	(10,618)
Accounts payable to suppliers and programmers	(31,077)	46,850	(1,577)
Income taxes payable	(26,050)	19,530	(12,309)
Payroll and related charges	(22,058)	7,830	(7,791)
Sales taxes, accrued expenses and other liabilities	(11,663)	(8,679)	11,059
Increase (decrease) in working capital	(75,685)	89,291	3,444
Cash flow from investing activities	(92,374)	(319,641)	(98,919)
Advances to related companies	-	(163,559)	-
Acquistion of property and equipment	(92,505)	(156,554)	(99,419)
Proceeds from the sale of equipment	131	472	500

Cash flow from financing activities	(99)	(21,314)	(3,227)
Issuances	8,905	14,964	2,108
Repayments	(9,004)	(36,278)	(5,335)

Effect of exchange rate changes on cash	2,891	(100,088)	3,781
Change in cash and cash equivalents	(39,541)	(236,217)	22,528
Cash and cash equivalents, end of the period	275,769	315,310	341,591

1Q09 Earnings Release
April 28, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.